FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of July 2006.

Total number of pages: 4

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec and its Listed Subsidiaries Announce Appointment of Temporary Auditors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2006
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on July 20, 2006, in Kyoto, Japan

Nidec and its Listed Subsidiaries Announce

Appointment of Temporary Auditors

Nidec Corporation and its listed subsidiary companies (collectively the “Group”)* announce that at the meetings of their respective Boards of Auditors held today the Group resolved to appoint temporary independent auditors pursuant to the provisions set forth in Article 346, paragraphs 4 and 6 of the Company Law of Japan.

The details are as follows.

*The Group:	Nidec Corporation (NYSE: NJ; TSE, OSE: 6594)
Nidec Sankyo Corporation (TSE: 7757)
Nidec Copal Corporation (TSE: 7756)
Nidec Tosok Corporation (TSE: 7728)
Nidec Copal Electronics Corporation (TSE: 6883)
Nidec-Read Corporation (OSE: 6833)

1. Reason for the Appointment

On May 10, 2006, ChuoAoyama PricewaterhouseCoopers was ordered to suspend its operations (other than SEC audit based on the U.S.GAAP) by the Financial Services Agency of Japan for two months from July 1, 2006 through August 31, 2006. As a result, the audit firm was disqualified from acting as an accounting auditor and resigned as the independent auditor for the Group on July 1, 2006. In order to avoid the absence of an independent auditor during the two-month period, the Group today engaged “Umeyama Accounting Firm” as its temporary independent auditor. Additionally, in consideration of the importance of continuity in auditing, the Group has also decided to appoint ChuoAoyama PricewaterhouseCoopers as its temporary independent auditor effective September 1, 2006, after their term of business cessation is completed.

2. Temporary Independent Auditors to Appoint

a)

Firm name:

     Umeyama Accounting Firm

   Address:

      1-8-12 e.e. Building (11th Floor), Noji-cho, Kusatsu, Shiga, Japan

   Date of Engagement:

      July 20, 2006

b)

Firm name:

     ChuoAoyama PricewaterhouseCoopers

   Address:

      3-2-5 Kasumigaseki, Chiyoda-ku, Tokyo, Japan

   Date of Engagement:

      September 1, 2006

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